
03025300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number 333-77457 and 33-65217

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Brunswick Corporation
1 N. Field Ct.
Lake Forest, IL 60045-4811

Financial Statements and Supplemental Schedule

Brunswick Rewards Plan

Years ended December 31, 2002 and 2001
with Reports of Independent Auditors

Brunswick Rewards Plan

Financial Statements and
Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

The Benefits Administration Committee of
Brunswick Corporation

We have audited the accompanying statement of net assets available for benefits of Brunswick Rewards Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Brunswick Rewards Plan for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated May 9, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois
June 25, 2003

Ernst & Young LLP


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

To the Benefits Administration Committee of
Brunswick Corporation:

We have audited the accompanying statements of net assets available for benefits of the **BRUNSWICK REWARDS PLAN** as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Brunswick Rewards Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 9, 2002

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments	**$243,728,795**	$277,519,046
Contributions receivable:		
Employer	**8,336,162**	6,224,893
Participants	**975,665**	736,559
Total receivables	**9,311,827**	6,961,452
Net assets available for benefits	**$253,040,622**	$284,480,498

See accompanying notes.

EIN 36-0848180
Plan #161

Brunswick Rewards Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2002	**2001**
Additions		
Investment income (loss):		
Net realized and unrealized depreciation in fair value of investments	**$ (40,109,982)**	$ (14,798,421)
Interest and dividends	**4,389,923**	5,624,020
Contributions:		
Participants	**13,283,630**	10,828,587
Rollover	**1,227,115**	484,621
Employer	**22,999,442**	14,919,551
Total additions	**1,790,128**	17,058,358
Deductions		
Distributions and withdrawals to participants	**34,291,835**	39,736,815
Administrative expenses	**381,836**	372,348
Total deductions	**34,673,671**	40,109,163
Transfers into the Plan	**1,092,667**	25,134,570
Interplan transfers, net	**351,000**	–
Net increase (decrease)	**(31,439,876)**	2,083,765
Net assets available for benefits:		
Beginning of year	**284,480,498**	282,396,733
End of year	**$253,040,622**	$284,480,498

See accompanying notes.

Brunswick Rewards Plan

Notes to Financial Statements

Year ended December 31, 2002

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established by Brunswick Corporation (the Company) effective April 1, 1999. The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company's consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company's Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all employee groups as outlined in the plan document.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, recordkeeping fees, and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan.

Contributions

An employee is eligible to participate in the Plan provided he or she is employed as a member of a group of employees of an employer to which the Plan has been extended and is at least 18 years old. The Plan has two basic components: the savings portion (including the employee deferral and Company matching contribution), in which participation is voluntary, and the profit sharing portion, in which participation is automatic. Effective January 1, 2002, an individual is eligible for the savings portion of the Plan on the first day of the month coinciding with or following his or her 30th day of employment. Prior to January 1, 2002, there was no waiting period. To become a participant in the savings portion of the Plan, an eligible employee must elect to have pretax contributions made to the Plan. Eligible employees may participate in the profit sharing portion of the Plan on the first day of the month coinciding with or following their 30th (90th prior to January 1, 2002) day of employment with the Company.

Participants may make pretax contributions from 1% to 20% (up to 15% prior to January 1, 2002) of compensation, as defined in the Plan. Participants' contributions are made via payroll deductions and are deposited with the Trustee on the earliest date on which funds can be segregated from the Company's funds. Participant pretax contributions were limited to $11,000 and $10,500 in 2002 and 2001, respectively.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options. Participants may change their elections and transfer balances between funds at any time.

Subject to certain limitations, the Company makes a basic monthly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. Prior to January 1, 2002, the Company matched 25% of pretax contributions up to 6% of the participant's compensation.

1. Description of the Plan (continued)

Prior to January 1, 2002, the Company could also contribute an additional matching amount (a variable matching contribution) for a Plan year depending upon the profitability of each business unit.

In addition to matching contributions, eligible participants receive a basic profit sharing contribution for each month equal to 3% of their eligible compensation for that month. An employer may also make an annual variable profit sharing contribution of up to 6% of eligible compensation to the accounts of participants employed by that employer. Profit sharing contributions are invested in accordance with the participant's investment elections. To be eligible for the variable profit sharing contribution, a participant must be employed with the Company on the last business day of the Plan year. Effective December 31, 2002, the Company may also make supplemental profit sharing contributions on behalf of designated participants. The sum of a participant's basic, variable, and supplemental profit sharing contributions for a Plan year may not exceed 9% of the participant's compensation for the Plan year. Corporate officers of the Company, not otherwise eligible to participate in the Plan, shall be eligible to participate in supplemental profit sharing contributions. For the 2002 Plan year, the variable profit sharing contributions was $7,035,080.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

An active participant may borrow from his or her fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. A participant is not permitted to have more than two loans outstanding at any one time. These loans bear interest, are secured by the participants' accounts, and payable over a period not to exceed five years, unless the loan is for the purchase of a home, in which case it may be for 10 years. The interest rate on loans is fixed at the prime rate reported by Bank One Corporation at the initiation of the loan.

1. Description of the Plan (continued)

Benefits

Upon termination of employment, a participant may elect to have his or her account balances rolled into another plan or IRA or receive a lump-sum distribution. If the participant's account balances exceed $5,000, the participant may elect to remain in the Plan as a noncontributing participant and defer payment to age 65, and may elect to receive his or her account balances in the Brunswick Stock Fund in shares. If a terminated participant's account balances do not exceed $5,000, the account balances will be distributed as soon as practicable after they terminate employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.

Transfers to the Plan

Effective December 31, 2001, the Life Fitness Retirement Savings Plan and the Life Fitness Profit Sharing Plan merged into the Plan. Related assets of approximately $25 million were transferred to the Plan.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year-end. The Brunswick Stock Fund is valued at its daily unit closing price (composed of daily market price plus any uninvested cash position). Participant loans are valued at cost, which approximates fair value.

2. Significant Accounting Policies (continued)

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

Payment of Benefits

Benefits payments are recorded when paid.

3. Investments

During 2002 and 2001, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Year ended December 31	
	2002	**2001**
Common stock	**$ (1,367,371)**	$ 5,821,261
Mutual funds	**(38,742,611)**	(20,619,682)
	$(40,109,982)	$(14,798,421)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2002	**2001**
Vanguard 500 Index Fund	**$31,779,077**	$ 37,714,316
Vanguard Asset Allocation Fund	**77,558,136**	108,886,167
Vanguard Morgan Growth Fund	**23,190,067**	20,331,763
Managers Special Equity Fund	*	18,230,420
Brunswick Stock Fund	**17,890,197**	21,206,144
Vanguard Retirement Savings Trust	**18,343,601**	*
Vanguard Short Term Bond Index Fund	**18,361,367**	*

*Below 5% threshold.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Subsequent Event

Effective January 1, 2003, the Parabody, Inc. Employees Retirement 401(k) Plan merged into the Plan.

Supplemental Schedule

EIN 36-0848180
Plan #161

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer	Current Value
Vanguard Retirement Savings Trust*	$ 18,343,601
Vanguard Short Term Bond Index Fund*	18,361,367
Vanguard Short Term Corporate Fund*	9,187,725
Janus Overseas Fund	9,465,508
Managers Special Equity Fund	9,024,631
Vanguard 500 Index Fund*	31,779,077
Vanguard Asset Allocation Fund*	77,558,136
Vanguard Morgan Growth Fund *	23,190,067
Vanguard Total Bond Market Index Fund*	9,607,586
Vanguard Windsor II Fund*	2,722,412
Brunswick Stock Fund*	17,890,197
Participant loans:	
Varying maturities with interest rates ranging from 4.25% to 11%	16,598,488
	$243,728,795

**Party-in-interest transaction.*

Financial Statements and Supplemental Schedule

Brunswick Retirement Savings Plan

Years ended December 31, 2002 and 2001
with Reports of Independent Auditors

Brunswick Retirement Savings Plan

Financial Statements and
Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

The Benefits Administration Committee of
Brunswick Corporation:

We have audited the accompanying statement of net assets available for benefits of Brunswick Retirement Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Brunswick Retirement Savings Plan for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated May 9, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois
June 25, 2003

Ernst & Young LLP


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

To the Benefits Administration Committee of
Brunswick Corporation:

We have audited the accompanying statements of net assets available for benefits of the **BRUNSWICK RETIREMENT SAVINGS PLAN** as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 9, 2002

EIN 36-0848180
Plan #154

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments	**$197,673,478**	$220,015,541
Contributions receivable:		
Employer	**2,386,859**	941,361
Participants	**1,034,879**	970,382
Total receivables	**3,421,738**	1,911,743
Net assets available for benefits	**$201,095,216**	$221,927,284

See accompanying notes.

EIN 36-0848180
Plan #154

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year ended December 31	
Additions	**2002**	**2001**
Investment income (loss):		
Net realized and unrealized depreciation in fair value of investments	**$(30,547,450)**	$ (11,271,457)
Interest and dividends	**2,815,757**	2,973,249
Net transfers into the Plan	**–**	84,437
Contributions:		
Participants	**15,475,275**	14,994,396
Employer	**2,843,035**	1,391,893
Total additions	**(9,413,383)**	8,172,518
Deductions		
Distributions and withdrawals to participants	**10,902,957**	19,339,403
Administrative expenses	**164,618**	159,138
Total deductions	**11,067,575**	19,498,541
Interplan transfers, net	**(351,110)**	–
Net decrease	**(20,832,068)**	(11,326,023)
Net assets available for benefits:		
Beginning of year	**221,927,284**	233,253,307
End of year	**$201,095,216**	$221,927,284

See accompanying notes.

Brunswick Retirement Savings Plan

Notes to Financial Statements

Year ended December 31, 2002

1. Description of the Plan

General

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan was established by Brunswick Corporation (the Company) effective January 1, 1986. The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company's consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company's Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees of the Company and certain subsidiaries may participate in the Plan. Eligible salaried and hourly employees who are not eligible to participate in the Brunswick Rewards Plan are eligible to participate in the Plan on the date on which the following requirements are met: (a) attainment of age 21 years, and (b) employed by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the Plan document.

Participant Accounts

Each participant's accounts are credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and are charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balances.

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, recordkeeping fees, and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan.

Contributions

Participants may make pretax contributions from 1% to 20% (up to 15% prior to January 1, 2002) of compensation, as defined in the Plan. Special limits apply to highly compensated employees. Participants' contributions are made via payroll deductions and are deposited with the Trustee on the earliest date on which funds can be segregated from the Company's funds. Participant pretax contributions were limited to $11,000 and $10,500 in 2002 and 2001, respectively. Participants may also make after-tax contributions of 1% to 6% of wages.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options. Participants may change their elections and transfer balances between funds at any time.

The Company's basic matching contribution is 5% of participant's eligible contribution. Additional contributions are granted at the discretion of the Board of Directors. The first 6% of compensation contributed on a pretax basis per pay period is eligible for any potential Company matching contribution. In 2002 and 2001, the Company made a discretionary matching contribution to all participants who had made eligible contributions during the applicable year and were also employed by the Company on December 1 of the applicable year. The discretionary matching contribution was 25% and 10% of participants' eligible contribution for the years ended December 31, 2002 and 2001, respectively.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

1. Description of the Plan (continued)

Participant Loans

An active participant may borrow from his or her interest in the funds held by the Trustee. The minimum loan amount is $1,000. A participant is not permitted to have more than two loans outstanding at any one time. These loans bear interest, are secured by the participants' accounts, and are payable over a period not to exceed five years, unless the loan is for the purchase of a home, in which case it may be for 10 years. The interest rate on loans is fixed at the prime rate reported by Bank One Corporation at the initiation of the loan.

Benefits

Upon termination of employment, a participant may elect to have his or her account balances rolled into another plan or IRA or receive a lump-sum distribution. If the participant's account balances exceed $5,000, the participant may elect to remain in the Plan and defer payment to age 65, and may elect to receive his or her account balances in the Brunswick Stock Fund in shares. If a terminated participant's account balances do not exceed $5,000, the account balances will be distributed as soon as practicable after the participant terminates employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year-end. The Brunswick Stock Fund is valued at its daily unit closing price (composed of daily market price plus any uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits payments are recorded when paid.

3. Investments

During 2002 and 2001, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Year ended December 31	
	2002	**2001**
Common stock	**$ (1,299,524)**	$ 5,841,368
Mutual funds	**(29,247,926)**	(17,112,825)
	$(30,547,450)	$(11,271,457)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2002	**2001**
Vanguard Retirement Savings Trust	**$20,459,624**	$18,830,327
Vanguard Short Term Bond Index Fund	**20,479,441**	18,894,406
Vanguard Short Term Corporate Fund	**10,247,574**	*
Vanguard 500 Index Fund	**47,842,918**	61,875,431
Vanguard Asset Allocation Fund	**33,917,408**	41,326,523
Vanguard Morgan Growth Fund	**21,601,058**	27,862,917
Brunswick Stock Fund	**17,041,832**	19,606,039

*Below 5% threshold.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31 2001
Net assets available for benefits per the financial statements	$221,927,284
Accrued benefits payments included in Form 5500	(1,023,164)
Net assets available for benefits per the Form 5500	$220,904,120

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31 2002
Withdrawals by participants per the financial statements	$10,902,957
Deduct: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2001	(1,023,164)
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2002	–
Withdrawals by participants per the Form 5500	$ 9,879,793

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end are not yet paid.

Supplemental Schedule

EIN 36-0848180
Plan #154

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issuer	Current Value
Vanguard Retirement Savings Trust*	$ 20,459,624
Vanguard Short Term Bond Index Fund*	20,479,441
Vanguard Short Term Corporate Fund*	10,247,574
Janus Overseas Fund	4,333,290
Managers Special Equity Funds	5,103,770
Vanguard 500 Index Fund*	47,842,918
Vanguard Asset Allocation Fund*	33,917,408
Vanguard Morgan Growth Fund*	21,601,058
Vanguard Total Bond Market Index Fund*	6,708,202
Vanguard Windsor II Fund*	3,132,919
Brunswick Stock Fund*	17,041,832
Participant loans:	
Varying maturities with interest rates ranging from 4.25% to 10%	6,805,442
	$197,673,478

**Party-in-interest transaction.*

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan
(Name of Plans)

By: BRUNSWICK CORPORATION
as Administrator of the Plans



DATE: June 27,2003 By:

William L. Metzger,
Benefits Administration Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Public Accountants
23.2	Statement in Lieu of Consent of Independent Public Accountants
99.1	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-77457 and No. 33-65217) pertaining to Brunswick Rewards Plan and Brunswick Retirement Savings Plan, of our reports dated June 25, 2003, with respect to the financial statements of Brunswick Rewards Plan and Brunswick Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Chicago, Illinois
June 27, 2003

Ernst & Young LLP

0304-0416194

EXHIBIT 23.2

Section 11(a) of the Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

On March 14, 2002, the Brunswick Retirement Savings Plan and Brunswick Rewards Plan (the Plans) named Ernst & Young LLP as their independent auditor, replacing Arthur Andersen LLP. After reasonable efforts, the Plans have been unable to obtain Arthur Andersen's written consent to the incorporation by reference into the registration statements on Form S-8 Nos. 333-77457 and 33-65217 of Arthur Andersen's audit reports with respect to the Plans' financial statements as of December 31, 2001 and for the year then ended. Under these circumstances, Rule 437a under the Securities Act permits the Plans to file this Form 11-K, which is incorporated by reference into the registration statements, on Form S-8 Nos. 333-77457 and 33-65217, without a written consent from Arthur Andersen. However, as a result, Arthur Andersen may not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, individuals, their successors or assigns may be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act with respect to such financials.

Exhibit 99.1

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in their capacity as representatives of the Benefits Administration Committee of the Brunswick Retirement Savings Plan and the Brunswick Rewards Plan (the Plans,), that:

1. The annual report for the Plans on Form 11-K for the period ended December 31, 2002 (the Report) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plans as of the dates and for the periods expressed in the Report.

Date: June 27, 2003 By: 
Victoria J. Reich
Chairman, Benefits Administration Committee

Date: June 27, 2003 By: 
William L. Metzger
Member, Benefits Administration Committee

The foregoing certification is being furnished solely pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, and is not being filed as part of the Report or as a separate disclosure document. A signed original of this written statement has been provided to Brunswick Corporation and will be retained by Brunswick Corporation and furnished to the Securities and Exchange Commission or its staff upon request.